UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Otonomy, Inc.

(Name of Issuer)

Common Stock

(Title of class of securities)

68906L 10 5

(CUSIP number)

June 3, 2015

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68906L 10 5	SCHEDULE 13G

1.	Name of Reporting Person: Novo A/S
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Denmark
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power: 875,025
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 875,025
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 875,025
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11.	Percent of Class Represented By Amount In Row (9): 3.6% (1)
12.	Type of Reporting Person: CO

(1)	Based upon 24,133,864 shares of the Issuer’s Common Stock outstanding on April 30, 2015 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 12, 2015.

CUSIP No. 68906L 10 5	SCHEDULE 13G

This Amendment No. 1 amends the Schedule 13G originally filed with the Securities and Exchange Commission on August 28, 2014. As of June 3, 2015, the Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer’s securities reported herein.

Item 1.	(a)	Name of Issuer:

Otonomy, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

6275 Nancy Ridge Drive, Suite 100
San Diego, CA 92121

Item 2.	(a)	Name of Person Filing:

Novo A/S, a Danish limited liability company, is wholly owned by Novo Nordisk Fonden (the “Foundation”), a Danish commercial foundation. Novo A/S is the holding company in the group of Novo companies (currently comprised of Novo Nordisk A/S, Novozymes A/S and NNIT A/S) and is responsible for managing the Foundation’s assets, including its financial assets. Based on the governance structure of Novo A/S and the Foundation, the Foundation is not deemed to have any beneficial ownership of the securities of the Issuer held by Novo A/S.

	(b)	Address or Principal Business Office or, if none, Residence:

Tuborg Havnevej 19
2900 Hellerup, Denmark

	(c)	Citizenship or Place of Organization:

Novo A/S: Denmark

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

68906L 10 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 68906L 10 5	SCHEDULE 13G

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:	875,025	(1)
(b) Percent of class:	3.6%	(2)
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:	875,025	(1)
(ii) Shared power to vote or to direct the vote:	0
(iii) Sole power to dispose or to direct the disposition of:	875,025	(1)
(iv) Shared power to dispose or to direct the disposition of:	0

(1)	Novo A/S, through its Board of Directors (the “Novo Board”), has the sole power to vote and dispose of the shares held by Novo A/S (the “Novo Shares”). The Novo Board, currently comprised of Sten Scheibye, Goran Ando, Jeppe Christiansen, Steen Riisgaard and Per Wold-Olsen, may exercise voting and dispositive control over the Novo Shares only with the support of a majority of the Novo Board. As such, no individual member of the Novo Board is deemed to hold any beneficial ownership or reportable pecuniary interest in the Novo Shares. Peter Bisgaard, a member of the board of directors of the Issuer, is employed as a partner of Novo Ventures (US) Inc., which provides consultancy services to Novo A/S. Mr. Bisgaard is not deemed to hold any beneficial ownership in the Novo Shares.

(2)	Based upon 24,133,864 shares of the Issuer’s Common Stock outstanding on April 30, 2015 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 12, 2015.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

CUSIP No. 68906L 10 5	SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2015	Novo A/S

/s/ Bjarne Graven Larsen
By: Bjarne Graven Larsen
Its: Chief Financial Officer

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